Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 13, 2008

FRONTIER PACIFIC MINING CORPORATION

Suite 875, 555 Burrard St., Bentall Two Centre

Vancouver, British Columbia

Tel: 1 (604) 717-6488

Fax: 1 (604) 717-6427

Email: info@frontierpacific.com

Website: http://www.frontierpacific.com

Frontier Pacific Urges Shareholders to Exercise Management Proxies,

Receives Support from Leading Independent Proxy Advisory Firm

Vancouver, British Columbia – June 12, 2008 – Frontier Pacific Mining Corporation (“Frontier Pacific” or the “Company”) (TSX-V:FRP) reminds shareholders of the upcoming meeting to approve and confirm the Company’s Shareholder Rights Plan (“Rights Plan”).

The purpose of the Rights Plan is to provide the Board of Directors and Frontier Pacific shareholders with sufficient time to properly consider any take-over bid made for Frontier Pacific and to allow enough time for competing bids and alternative proposals to develop. The Rights Plan also seeks to ensure that all Frontier Pacific shareholders are treated fairly in any transaction involving a change in control of Frontier Pacific and have an equal opportunity to participate in the benefits of a take-over bid.

Glass Lewis & Co., a leading provider of proxy voting, advisory, and corporate governance services to the institutional marketplace, has recommended that Frontier Pacific shareholders vote FOR approval and confirmation of the Rights Plan in its report with respect to the upcoming meeting.

On June 10, 2008, Eldorado Gold Corporation (“Eldorado”) distributed a blue proxy to Frontier Pacific shareholders. DO NOT VOTE THE BLUE ELDORADO PROXY. By voting this blue proxy, shareholders may deprive themselves of the benefits and protections of the Rights Plan and limit the Board of Directors’ ability to negotiate a fair transaction that accurately reflects the true value of the Company. VOTE ONLY THE FRONTIER PACIFIC MANAGEMENT PROXY.

As time is of the essence, we recommend that shareholders take advantage of the internet and telephone voting methods. If you have not received a FRONTIER PACIFIC MANAGEMENT PROXY, please contact your broker immediately so that you may instruct your broker to vote on your behalf before the proxy cut-off time of 10:00 am, Pacific Time, on Tuesday, June 17, 2008.

In the meantime, for further information and/or questions please contact:

THOMAS WEISEL PARTNERS

Attention: John Jentz

70 York St., 10th Floor

Toronto, ON M5J 1S9

Direct +1.416.815.1549

Fax +1.416.815.1808

Email jjentz@tweisel.com

GEORGESON

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free: +1.866.374.9879

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